Regulatory Announcement

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RECEIVED

2006 NOV 13 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:15 03-Nov-06
Number	PRNUK-0311

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 3 November 2006 it purchased 201,958 of its ordinary shares at a price of 303.946p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 35,043,808 of its ordinary shares in Treasury and has a total of 705,653,422 ordinary shares (excluding Treasury shares) in issue.


06018406

Grey Denham

Company Secretary

3 November 2006

SUPPL

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PROCESSED

NOV 15 2006

THOMSON FINANCIAL